S ...)N

21001599

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER	
8 -	15522

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APR 02 2021
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'TOOLE INSURANCE & SECURITIES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14-30 COLLEGE POINT BOULEVARD
(No. and Street)

COLLEGE POINT	NY	11356
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY J. O'TOOLE — 718 358-2281
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name – *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HENRY J. O'TOOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'TOOLE INSURANCE & SECURITIES, as of 31-Dec 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Henry J. O'Toole
Signature

OWNER
Title

Adam Skoros
Notary Public

ADAM H. SKOROS
Notary Public, State of New York
No. 01SK6235945
Qualified in Queens County
Commission Expires July 15, 2021

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'TOOLE INSURANCE & SECURITIES

A SOLE PROPRIETORSHIP

Financial Statements

December 31, 2020

O'Toole Insurance & Securities
Table of Contents
December 31, 2020

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of
O'Toole Insurance & Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of O'Toole Insurance & Securities (a sole proprietorship) as of December 31, 2020, and the related statements of operations, changes in sole proprietor's capital, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of O'Toole Insurance & Securities as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of O'Toole Insurance & Securities' management. Our responsibility is to express an opinion on O'Toole Insurance & Securities financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to O'Toole Insurance & Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Supplemental Information

The Computation of Net Capital on page 11 has been subjected to audit procedures performed in conjunction with the audit of O'Toole Insurance & Securities' financial statements. The supplemental information is the responsibility of O'Toole Insurance & Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the O'Toole Insurance & Securities' auditor since 2009.

Woodbury, New York
February 4, 2021

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	92,639
Securities owned		411,971
Total assets	$	504,610

LIABILITIES AND SOLE PROPRIETOR'S CAPITAL

Accounts payable and accrued expenses	$	3,500
Total liabilities	$	3,500
Commitments & contingencies - None		
Sole Proprietor's Capital	$	501,110
Total liabilities and sole proprietor's capital	$	504,610

The accompanying notes are an integral part of the financial statements.

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

REVENUES		
Commissions and distribution fees	$	25,801
Unrealized gain on investments		121,313
Total revenues	$	147,114
EXPENSES		
Regulatory fees & expenses	$	1,405
Professional fees & other		1,500
Total expenses	$	2,905
Net income	$	144,209

The accompanying notes are an integral part of the financial statements.

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF CHANGES IN SOLE PROPRIETOR'S CAPITAL

For the Year Ended December 31, 2020

Balance at January 1, 2020	$	406,901
Distribution to sole proprietor		(50,000)
Net income		144,209
Balance at December 31, 2020	$	501,110

O'TOOLE INSURANCE & SECURITIES

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 144,209
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on investment sales	(121,311)
Cash flow from changes in assets and liabilities:	
None	-
Total adjustments	(121,311)
Net cash provided by operating activities	$ 22,898
CASH FLOWS FROM INVESTING ACTIVITIES	
None	$ -
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to sole proprietor	$ (50,000)
Net cash used in financing activities	$ (50,000)
Net change in cash and cash equivalents	$ (27,102)
Cash and cash equivalents at beginning of year	119,741
Cash and cash equivalents at end of year	$ 92,639
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

O'Toole Insurance & Securities ("the Company"), a sole proprietorship, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company receives commissions based on customer transactions and distribution fees from the sale of investment products – primarily mutual funds. Commissions are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. The Company receives distribution fees up front and over time. The Company believes that its performance obligation related to distribution fees is the sale of securities to investors, and this obligation is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which is usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 4, 2021, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Federal and state income taxes of a sole proprietor are computed at the sole proprietor level and, accordingly, no provision for income taxes has been made.

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with the resulting unrealized gains or losses reflected in net profit for the year. At December 31, 2020, investment securities owned, valued at $411,971 (cost basis is $226,604) consisted mainly of uninsured mutual funds.

NOTE 2 - FAIR VALUE MEASUREMENTS

Auditing standards codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments in securities to be valued using Level 1 inputs.

NOTE 3 – CREDIT & OFF-BALANCE-SHEET RISK

The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $439,314 which was $339,314 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0079 to 1.

NOTE 5 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 6 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

NOTE 7 – RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 was effective for the Company's fiscal year ending December 31, 2019. As of December 31, 2020, the Company has no leases meeting the criteria of this new standard.

Supplementary Information

O'TOOLE INSURANCE & SECURITIES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2020

NET CAPITAL		
Total sole proprietor's capital	$	501,110
Deduct sole proprietor's capital not allowable for net capital		-
Total member's equity qualified for net capital	$	501,110
Additions: none		
Deductions:		
Non-allowable assets	$	-
Total deductions	$	-
Net capital before haircuts on securities positions	$	501,110
Haircuts on securities		(61,796)
Net capital	$	439,314
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	3,500
Total aggregate indebtedness	$	3,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	233
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	100,000
Net capital requirement (greater of (A) or (B))	$	100,000
Excess net capital	$	339,314
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	319,314
Ratio: Aggregate indebtedness to net capital (percentage)		.0079 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2020)		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	439,314
No differences		-
Net capital per above	$	439,314

O'Toole Insurance & Securities

Statement of Exemption From SEC Rule 15c3-3 Report

O'Toole Insurance & Securities is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption for 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k) (2) (i).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2020 without exception.

I, Henry O'Toole, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Henry J O'Toole

Henry O'Toole, Owner

Date: February 4, 2021

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Proprietor of
O'Toole Insurance & Securities

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) O'Toole Insurance & Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which O'Toole Insurance & Securities claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) O'Toole Insurance & Securities stated that O'Toole Insurance & Securities met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2020 without exception. O'Toole Insurance & Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about O'Toole Insurance & Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Mole, Krantz + Goldfarb, LLP

Woodbury, New York
February 4, 2021

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*19*******1320*********************MIXED AADC 220
15522 FINRA DEC
HENRY J O'TOOLE
D/B/A O'TOOLE INSURANCE & SECS
1430 COLLEGE POINT BLVD
COLLEGE POINT, NY 11356-1720

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Henry O'Toole 718 358-22 81

2. A. General Assessment (item 2e from page 2) $ 38.71

B. Less payment made with SIPC-6 filed (**exclude interest**) (17.11

7/8/2020
Date Paid

C. Less prior overpayment applied (

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 21.60

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 21.60

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

O'Toole Insurance & Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 6th day of JAN, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 147,114.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	121,310.
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	121,310
2d. SIPC Net Operating Revenues	$ 25,804
2e. General Assessment @ .0015	$ 38.71

(to page 1, line 2.A.)